

SEC 16012066

JG

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SEC FILE NUMBER
8 - ~~66568~~ 68381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

JG

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TAP SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 34th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — **212-897-1688**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name -- *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	NJ	07960-
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Serial No 40/16

מספר רץ 40/16

AUTHENTICATION OF SIGNATURE

I the undersigned, Judith Yochpaz Notary, at 19 Brodetzky St. Tel Aviv hereby certify that on 25.2.16 there appeared before me at my office Mr. Howard Spindel whose identity was proved to me by USA PASSPORT no. 427736158 issued on 30/7/2007 And signed of his own free will the attached document marked A.

In witness whereof I hereby authenticate the signature of Mr. Howard Spindel by my own signature and seal today 25/2/16.

אימות חתימה

אני החתומה מטה יהודית יוכפז, עו"ד ונוטריונית, מרח' ברודצקי 19, תל-אביב, מאשרת כי ביום 25/2/16 ניצב לפני במשרדי מר האורד ספינדל שזהותו הוכחה לי על פי דרכון אמריקאי מס' 427736158 שהוצא ביום 30.7.2007 וחתם מרצונו החופשי על המסמך המצורף והמסומן באות א'.

ולראיה הנני מאמתת את חתימתו של מר האורד ספינדל בחתימת ידי ובחותמי, היום 25.2.16 .



Fees paid: 194 NIS including VAT.

שכרי בסך 194 ש"ח כולל מע"מ שולם.


נוטריון
יהודית
יוכפז
JUDITH
YOCHPAZ
NOTAIRE
NOTARY

חתימת הנוטריון
Signature



חותם הנוטריון
Notary's Seal

A-ℵ

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAP SECURITIES LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title



נוטריון
יהודית
יוכפז
JUDITH
YOCHPAZ
NOTAIRE
NOTARY

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [ ] (p) Rule 15c3-3 Exemption Report pursuant to Rule 17-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



נוטריון
יהודית
יוכפז
JUDITH
YOCHPAZ
NOTAIRE
NOTARY

CONTENTS

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
TAP Securities LLC

We have audited the accompanying statement of financial condition of TAP Securities LLC as of December 31, 2015. This financial statement is the responsibility of TAP Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TAP Securities LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 26, 2016

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

TAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets

Cash	$ 1,532,288
Accounts receivable	137,043
Equity investment	3,125
Total assets	$ 1,672,456

Liabilities and Member's Capital

Liabilities:	
Due to parent company	$ 1,382,226
Total liabilities	1,382,226
Member's capital	290,230
Total liabilities and member's capital	$ 1,672,456

The accompanying notes are an integral part of these financial statements.

TAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 1 - Organization and nature of business

TAP Securities LLC (the "Company"), is a limited liability company that provides investment banking, financial and related advisory services to various clients. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company is 100% owned by TAP Advisors LLC (the "Parent").

Note 2 - Summary of significant accounting policies

Basis of accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts Receivable

Accounts receivable are comprised of receivables for fees. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. As of December 31, 2015, the Company had no allowance for uncollectible accounts. Accounts receivable for which an allowance for uncollectable accounts was recorded at December 31, 2013 in the amount of $475,000 was collected during 2015.

Revenue recognition

Advisory fees from investment banking, financial and advisory services include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement and, if so provided in the engagement terms, are offset against success fees. Success fees are recorded when the underlying transactions are consummated or when specified services have been rendered or milestones reached. Reimbursement of amounts incurred on a client's behalf related to the above activities are not included in fee revenue but recorded as a reduction of client related expenses.

Income taxes

Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the New York City Unincorporated Business Tax return of its Parent.

Note 2 - Summary of significant accounting policies (cont'd)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the governing accounting standards do not have a material effect on the Company.

Fair Value Measurements

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2015 all of the Company's investments held and income on principal transactions were valued using Level 3 inputs.

The Company's investments include an equity interest in a private portfolio company (the "Portfolio Company") that is carried at fair value as determined by Management of the Company. Management utilizes the Company's pro-rata interest in the net assets of the Portfolio Company as reported by the Portfolio Company's management. Management considers all relevant information available at the time the Portfolio Company values its investments. Management has assessed factors including, but not limited to, the Portfolio Company's price transparency and valuation procedures in place, capital subscription and redemption activity, and existence of certain redemption restrictions. The Portfolio Company generally records its investments at amounts which approximate fair value in accordance with U.S. GAAP. The fair value at which the Portfolio Company is presented in the statement of financial condition may be different from the amount the Company would receive in a sale or liquidation of its investment and the differences may be material.

TAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 2 - Summary of significant accounting policies (cont'd)

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets, at fair value				
Investments				
Equity Investments	$ -	$ -	$ 3,125	$ 3,125
Total Assets, at fair value	$ -	$ -	$ 3,125	$ 3,125

The following is a reconciliation of Level 3 investments for the year ended December 31, 2015:

	Balance December 31, 2013	Net additions/ (sales)	Net change in unrealized appreciation/ (depreciation)	Balance December 31, 2014
Assets				
Equity Securities:				
Investments				
DFG Holdings	$ -	$ 3,125	$ -	$ 3,125
Total assets	$ -	$ 3,125	$ -	$ 3,125

Note 3 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The carrying value of cash and accounts receivable approximate fair values due to the short-term nature of these items.

The Company maintains its cash balance at one financial institution. The Company does not consider itself to be at risk with respect to its cash balance.

Note 4 - Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $232,288, which was $132,288 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .83 to 1.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of the paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers.

Note 5 - Related party transactions

Pursuant to an annually renewable expense sharing agreement (the "Agreement"), the Parent provides substantially all operational and administrative services and facilities to the Company. The fees charged by the Parent and agreed to by the parties totaled $15,341,309 for the year ended December 31, 2015. This amount includes $3,900,000 representing principally office and administrative services; the balance represents management fees that are determined from time to time at the discretion and mutual agreement of the Company and its Parent. The Company regularly reimburses its Parent for these expenses. At December 31, 2015, the Company owed $1,382,226 to its Parent.

TAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015
With Report of Independent Registered Public Accounting Firm

The report accompanying this financial statement was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.